06010488

Hypo Real Estate
HOLDING

RECEIVED

2006 JAN 27 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

SUPPL

Rule 12g3-2(b) File No.
82-34748

Date 25 January 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Hanns-Christian Paul

PROCESSED
JAN 27 2006
THOMSON
FINANCIAL

Enclosures

(1) 25 January 2006	Ad hoc announcement: Plans to raise dividend to EUR 1 per share.
(2) 13 January 2006	Press release: Hypo Real Estate Bank International: Successful completion of EUR 138 million financing for the acquisition of "Le Delage", a class A office building in Gennevilliers, France, by LaSalle Investment Management.
(3) 11 January 2006	Press release: Hypo Real Estate Bank International: Successful completion of EUR 169 million financing to Société de la Tour Eiffel for acquisition and refinancing of Locafimo SAS.
(4) 05 January 2006	Press release: Hypo Real Estate Bank AG finances acquisition of Blue Heaven hotel in Frankfurt by Danish Keops Investor Partners A/S – financing total EUR 77 million.

Hypo Real Estate Holding AG
Ad hoc Announcement

Hypo Real Estate Holding AG: Plans to raise dividend to EUR 1 per share

Munich, 25 January 2006: Following today's Management Board and Supervisory Board meetings the company announces that the Management Board and the Supervisory Board intend to propose to the Annual General Meeting on 8 May 2006 that a dividend of EUR 1.00 per share be paid for financial 2005. This would represent an increase of EUR 0.65 compared with the dividend for last year (EUR 0.35 per share).

Excluding restructuring expenses the Group generated preliminary net income before taxes of EUR 442 million (net income before taxes in 2004: EUR 221 million). If the one-off additional charge of EUR 34 million due to the reorganisation resulting into the new Group structure which has been effective since January 2006 is taken into consideration, the preliminary net income before taxes amounted to EUR 408 million, and is thus within the communicated target range of EUR 400 to 425 million.

Total operating revenues of the Group on a preliminary basis amounted to EUR 909 million in 2005 (previous year figure: EUR 835 million), and are thus also within the communicated target range of EUR 895 to 915 million.

According to preliminary calculations, the Group's new business (real estate financing) amounted to EUR 22.3 billion in 2005, and thus exceeds the budgeted figure (EUR 13.5 billion). New business at Hypo Real Estate International segment amounted to EUR 15.1 billion (target figure: EUR 10 billion). At Württembergische Hypothekenbank, new business amounted to EUR 4.4 billion (target figure: EUR 2.5 billion). With new business of EUR 2.8 billion, Hypo Real Estate Germany segment also exceeded its target of EUR 1 billion for the year.

For 2006, the Management Board expects to see consolidated net income before taxes increase by at least 20% compared with the figure of EUR 442 million stated for the previous year amount which was adjusted by the restructuring expenses. New business is expected to come in at last year's level.

The figures published in this document are preliminary and unaudited. The final annual report for 2005 will be published on 29 March 2006.

Hypo Real Estate
GROUP

Press Release

Hypo Real Estate Bank International: Successful completion of EUR 138 million financing for the acquisition of "Le Delage", a class A office building in Gennevilliers, France, by LaSalle Investment Management

Paris/Stuttgart/Munich, January 13th 2006 : Hypo Real Estate Bank International announces today that it has arranged a EUR 138 million investment financing (including VAT loan), and payment guarantee facility, for a fund managed by LaSalle Investment Management. The transaction closed on 30th December 2005.

The facility will be used by LaSalle Investment Management to guarantee and subsequently finance (upon completion) the acquisition of Le Delage, a class A office building. The building will offer 48,380 sqm divided into office space, staff canteen and archive space, as well as parking spaces in 2 underground levels.

The building will be located in the ZAC Barbusse-Chandon in Gennevilliers, only 8 km in the north of Paris. The location offers excellent transport links to the A15 and A86 motorways, and is only 350 m from the metro line 13 and 1 km from the RER C station. This will allow access to Paris in less than 20 minutes.

Construction works, managed by the seller, Nexity, are due to finish at the latest by the end of April 2008.

Commenting, Harin Thaker, CEO – Europe, said: "This deal continues Hypo Real Estate Bank's strong record of working with the key players in the French real estate market, and I am confident that this will only continue and grow through 2006."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: Successful completion of EUR 169 million financing to Société de la Tour Eiffel for acquisition and refinancing of Locafimo SAS

Paris/Stuttgart/Munich, January 11th 2006: Hypo Real Estate Bank International announces today that it has arranged a EUR 169 million facility for Société de la Tour Eiffel. The facility will be used to finance the acquisition of Locafimo SAS from Orion Eleventh GmbH, and to refinance the existing debt within the portfolio. The transaction closed on December 27th 2005.

The Locafimo portfolio comprises 35 properties located across Paris, Ile-de-France and other regions all over France: 16 office buildings, 11 light industrial/business parks and 9 warehouses, totalling 294.000 sqm.

Commenting, Harin Thaker, CEO – Europe, said: "This transaction demonstrates how Hypo Real Estate Bank International can work with clients to help facilitate the transformation of existing facilities to enable them to extract or realise financial value."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Société de la Tour Eiffel

Since its « renaissance » and the adoption of the SIIC status in 2004, the Société de la Tour Eiffel positions itself as a "new generation" player in the commercial real estate investment market. After only 2 years, Société de la Tour Eiffel already boasts a EUR 413 million portfolio, producing an estimated rental income of EUR 26 million for 2005. The Société de la Tour Eiffel has become a reference in the listed property sector and seeks to achieve a EUR 1 billion portfolio to provide a valid investment product for its shareholders.

Hypo Real Estate
GROUP

Press Release

Hypo Real Estate Bank AG finances acquisition of Blue Heaven hotel in Frankfurt by Danish Keops Investor Partners A/S – financing total EUR 77 million

Munich, January 5th 2006: Hypo Real Estate Bank AG, Munich, is financing the acquisition of the 4*+ hotel "Blue Heaven" in Frankfurt/Main by Keops Investor Partners A/S, Copenhagen. Keops Group bought the building from Hochtief Projektentwicklungs GmbH on behalf of nine Danish private investors for EUR 130 million. Hypo Real Estate Bank is funding this acquisition with a total of 77 million euros. The transaction closed on December 29th 2005.

The hotel is the subject to a long-term lease with Radisson SAS. It received the distinction "best hotel opened in the year" in the 2005 Worldwide Hospitality Awards. The architect of the striking building in the shape of an upright disk is John Seifert, London. Interior designers Matteo Thun, Milan, and D. Tihany, New York/Rome created the interior. On a total of 19 floors, the Blue Heaven has 440 rooms, some 230 underground parking spaces, conference areas of approx. 2,200 m^2 and a generously appointed Health Club.

"This is one of the first transactions of the Danish Keops Group in the German market," says Reinhold Güntner, Member of the Management Board of Hypo Real Estate Bank AG and responsible for sales. „Our financing is an example of the excellent cooperation within Hypo Real Estate Group. International customers receive cross-border support from our group and can always rely on the local expertise and market know-how of their banking partner", Güntner adds.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG, Munich, is the centre of competence of the **Hypo Real Estate Group** (HREG) for the German market. HREG is one of the largest European providers of commercial real estate financing and consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities.
The group's international real estate financing activities are combined in **Hypo Real Estate Bank International AG** (Stuttgart). The Public Finance and Capital Markets business is operated by **Hypo Public Finance Bank** (Dublin).

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com